UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2008.
Commission File Number 000-50656
InNexus Biotechnology Inc.

(Translation of registrant’s name into English)
1055 W. Hastings Street, Suite 2200 Vancouver, BC V6E 2E9

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InNexus Biotechnology Inc.
(Registrant)

Date September 16, 2008	By	/s/ Wade Brooksby
(Signature)*
Wade Brooksby
Chief Financial Officer

*	Print the name and title under the signature of the signing officer.

InNexus Lead Candidate DXL625 Outperforms Rituxan in Additional Animal Studies

—Biotech Begins to Demonstrate Strategy to Expand NHL Marketplace with Novel Antibody and Speedy DXL™ Screening Preclinical Development Program—

BRITISH COLUMBIA, Canada — 16 September 2008 — InNexus Biotechnology Inc. (TSX VENTURE: IXS, OTCBB: IXSBF, http://www.ixsbio.com), a drug development company commercializing the next generation of monoclonal antibodies based on its technology, Dynamic Cross Linking (DXL™), announced today the results of an extensive mouse tumor study demonstrating superiority of InNexus’ DXL625 (CD20) versus Rituxan® in the xenograft model.

InNexus plans to submit the data for publication along with additional data from animal studies recently completed and presented at the American Association for Cancer Research (AACR) 2008 Annual Conference. The company has also launched a large scale study of DXL625 with primates, designed to evaluate toxicity and pharmokinetics, enabling the company to move the product to the FDA toward human testing.

“A study performed by an independent group investigating the survival of mice intravenously injected with B-lymphoma cells and treated subsequently with DXL625 showed a significant improvement in outcome compared to animals treated with equivalent doses of Rituxan®, a commercially available anti-CD20 antibody,” said Dr. Thomas Kindt, InNexus’ Chief Scientific Officer.  “Animals treated with either drug had a superior outcome when compared to those receiving inactive control (vehicle), however DXL625 had a substantial advantage over the competing antibody.  We are confident that these results will translate to therapeutic advantage when DXL625 is used in human subjects.”

“The DXL™ technology platform builds better antibodies and soon you’ll be able to see our strategy to expand the NHL marketplace. We enhance an antibody’s potency in a real, measurable and predictable fashion.” said Jeff Morhet, Chairman and Chief Executive Officer. “I’m pleased with our scientific progress, regulatory plans and soon we’ll be well positioned to begin formal discussions with the FDA.”

About DXL™ Technology Platform

DXL™ technology works by integrating self-binding peptides into monoclonal antibodies, potentiating target binding. Modified antibodies “cluster” upon engaging the target receptor site, resulting in greater “molecular mass” at the point of association. DXL™ antibodies have significantly extended dissociation rates, as measured by surface plasmon resonance. As a consequence, this may facilitate cancer cell destruction in a target dependent manner by increasing apoptosis, antibody dependent cell cytotoxicity and complement-dependent cytotoxicity. To learn more about InNexus’ DXL™ technology, please visit www.ixsbio.com.

About InNexus

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its DXL™ technology, which improves the potency of new and existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in-house developmental facilities. These development resources provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit http://www.ixsbio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward-looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company’s control that may cause actual results or performance to differ materially from those currently anticipated in such statements.

Contact:
Jeff Morhet
Chairman & Chief Executive Officer
InNexus Biotechnology Inc.
480-862-7500

Dr. Thomas Kindt
Chief Scientific Officer
InNexus Biotechnology Inc.
480-862-7500